SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In April, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)			Quantity	%
						Same Class and Type	Total
Shares		Common			5,962,749	0.0379	0.0379
ADR (*)		Common			591,105	0.0038	0.0038

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Itau Corretora	Sell	10	1,000	19.53	19,530.00
Shares	Common	JP Morgan	Sell	16	8,900	19.07	169,723.00
Shares	Common	JP Morgan	Sell	16	7,100	19.08	135,468.00
			Total Sell		17,000	324,721.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)			Quantity	%
						Same Class and Type	Total
Shares		Common			5,945,749	0.0378	0.0378
ADR (*)		Common			591,105	0.0038	0.0038

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In April, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,288,200,495		71.8188	71.8188
ADR (*)	Common			16,302,499		0.1037	0.1037

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Brasil Plural	Buy	02	700	18.72	13,104.00
Shares	Common	Brasil Plural	Buy	02	1,800	18.73	33,714.00
Shares	Common	Brasil Plural	Buy	02	20,700	18.74	387,918.00
Shares	Common	Brasil Plural	Buy	02	16,300	18.75	305,625.00
Shares	Common	Brasil Plural	Buy	02	49,500	18.76	928,620.00
Shares	Common	Brasil Plural	Buy	02	80,700	18.77	1,514,739.00
Shares	Common	Brasil Plural	Buy	02	45,200	18.78	848,856.00
Shares	Common	Brasil Plural	Buy	02	20,400	18.79	383,316.00
Shares	Common	Brasil Plural	Buy	02	82,100	18.80	1,543,480.00
Shares	Common	Brasil Plural	Buy	02	200	18.82	3,764.00
Shares	Common	Brasil Plural	Buy	02	11,700	18.83	220,311.00
Shares	Common	Brasil Plural	Buy	02	7,600	18.84	143,184.00
Shares	Common	Brasil Plural	Buy	02	480,500	18.85	9,057,425.00
Shares	Common	Brasil Plural	Buy	10	300	19.48	5,844.00
Shares	Common	Brasil Plural	Buy	10	31,000	19.49	604,190.00
Shares	Common	Brasil Plural	Buy	10	551,600	19.50	10,756,200.00
Shares	Common	Brasil Plural	Buy	17	328,100	18.95	6,217,495.00
Shares	Common	Brasil Plural	Buy	17	11,700	18.96	221,832.00
Shares	Common	Brasil Plural	Buy	17	7,100	18.97	134,687.00
Shares	Common	Brasil Plural	Buy	17	17,400	18.98	330,252.00
Shares	Common	Brasil Plural	Buy	17	24,400	18.99	463,356.00
Shares	Common	Brasil Plural	Buy	17	63,600	19.00	1,208,400.00
Shares	Common	Brasil Plural	Buy	17	24,000	19.01	456,240.00
Shares	Common	Brasil Plural	Buy	17	127,100	19.02	2,417,442.00
Shares	Common	Brasil Plural	Buy	17	151,600	19.03	2,884,948.00
Shares	Common	Brasil Plural	Buy	17	555,400	19.04	10,574,816.00
Shares	Common	Brasil Plural	Buy	17	570,200	19.05	10,862,310.00
Shares	Common	Brasil Plural	Buy	17	53,100	19.06	1,012,086.00
Shares	Common	Brasil Plural	Buy	17	17,800	19.07	339,446.00
Shares	Common	Brasil Plural	Buy	17	11,400	19.08	217,512.00
Shares	Common	Brasil Plural	Buy	17	18,500	19.09	353,165.00
Shares	Common	Brasil Plural	Buy	17	18,600	19.10	355,260.00
			Total Buy		3,400,300		64,799,537.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,291,600,795		71.8404	71.8404
ADR (*)	Common			16,302,499		0.1037	0.1037

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In April, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				7,825	0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Bradesco Corretora	Sell	05	600	18.43	11,058.00
			Total Sell		600	11,058.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer
Date: May 8, 2015